

June 24, 2011

Wayne N. Pham
Vice President of Finance and Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

> **Re:** **Mission West Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-34000**

Dear Mr. Pham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Property Portfolio, page 15

1. We note your disclosure on page 18 of average annual rental per square foot for your portfolio. Please tell us the difference between your annual rental disclosure and the effective rent per square foot for your properties, which would reflect tenant concessions, abatements, or other adjustments.

Schedule of Lease Expirations, page 18

2. We note that Microsoft Corporation and Apple, Inc. both account for over 10% of your total annual base rents for 2010. In future Exchange Act reports, please disclose the expiration date and renewal terms of your leases with those two tenants or tell us why such disclosure is not material.

3.   We note that leases comprising approximately 27% of your annualized based rent expire during 2011 and 2012. In future periodic reports, please expand your disclosure to discuss the potential impact of current market rents expected for renewals or new leases compared to leases that have expired during the current period and leases expected to expire in the next 12 months. Please also tell us how management assesses the portfolio for such lease turnover, and how space currently available for lease as of the most recent period end is factored into such assessment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.   Please tell us whether management views store net operating income as a key performance indicator. We may have further comment.

5.   In future Exchange Act reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Results of Operations, page 28

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009, page 28

6.   In future periodic filings, please note the number of properties that comprise the "Same Property" category.

Historical Cash Flows, page 38

7.   From page 22, we note that your total dividend paid for 2010 of $0.60 per share was greater than your FFO of $0.53 per diluted common share and O.P. unit, as disclosed on page 24. To the extent that there is a material risk of a dividend reduction, in future Exchange Act reports, please provide appropriate disclosure in the risk factors and in the MD&A.

Item 8. Financial Statements

Notes to Consolidated Financial Statements, page 50

2. Basis of Presentation and Summary of Significant Accounting Policies, page 50

Summary of Significant Accounting Policies, page 50

Real Estate Assets and Related Intangible Assets, page 50

8.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below-market acquired in-place lease intangible liabilities and the period over which you amortize below-market lease intangibles.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip at (202) 551-3573 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Duc Dang at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck for

                                        Kevin Woody
                                        Accounting Branch Chief